Filed by Invitrogen Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Applied Biosystems Inc.

Commission File No.: 001-04389

For Immediate Release

Leading Proxy Advisory Firms Recommend That Invitrogen and Applied Biosystems

Shareholders Approve Merger

Carlsbad, Calif. & Foster City, Calif. – October 6, 2008 – Invitrogen Corporation (NASDAQ:IVGN) and Applied Biosystems Inc. (NYSE:ABI) today announced that RiskMetrics Group, formerly known as Institutional Shareholder Services, or ISS, Glass Lewis & Co. and PROXY Governance, Inc., have all recommended that Invitrogen and Applied Biosystems shareholders vote FOR the proposed merger at each company’s respective special meeting of shareholders.

RiskMetrics, Glass Lewis and PROXY Governance are leading independent U.S. proxy advisory firms and their voting analyses and recommendations are used by hundreds of major institutional investment funds, mutual funds and fiduciaries globally.

As previously announced, Invitrogen will hold a special meeting of shareholders to consider the proposed acquisition of Applied Biosystems on October 16, 2008, at 9:00 a.m. Pacific Standard Time at Invitrogen’s headquarters, 5781 Van Allen Way, Carlsbad, CA 92008. Invitrogen shareholders of record as of the close of business on September 5, 2008 will be entitled to vote at the special meeting.

The special meeting of Applied Biosystems’ shareholders will also be held on October 16, 2008, at 9:30 a.m. Eastern Daylight Time at the headquarters of Applied Biosystems, 301 Merritt 7, Norwalk, CT 06851. Applied Biosystems shareholders of record as of the close of business on September 5, 2008 will be entitled to vote at the special meeting of Applied Biosystems.

Invitrogen shareholders who have questions about the merger or need assistance in submitting their proxy or voting their shares should contact the Company’s proxy solicitor, The Altman Group, toll-free at (866) 530-8621.

Applied Biosystems shareholders who have questions about the merger or need assistance in submitting their proxy or voting their shares should contact the Company’s proxy solicitor, Morrow & Co., Inc., toll-free at (800) 607-0088.

About Invitrogen

Invitrogen Corporation (NASDAQ: IVGN) provides products and services that support academic and government research institutions and pharmaceutical and biotech companies worldwide in their efforts to improve the human condition. The company provides essential life science technologies for disease research, drug discovery, and commercial bioproduction. Invitrogen’s own research and development efforts are focused on breakthrough innovation in all major areas of biological discovery including functional genomics, proteomics, stem cells, cell therapy and cell biology – placing Invitrogen’s products in nearly every major laboratory in the world. Founded in 1987, Invitrogen is headquartered in Carlsbad, CA, and conducts business in more than 70 countries around the world. The company employs approximately 4,700 scientists and other professionals and had revenues of approximately $1.3 billion in 2007. For more information, visit www.invitrogen.com.

About Applied Biosystems Inc.

Applied Biosystems Inc. (formerly known as Applera Corporation) is a global leader in the development and marketing of instrument-based systems, consumables, software, and services for academic research, the life science industry and commercial markets. Driven by its employees’ belief in the power of science to improve the human condition, the company commercializes innovative technology solutions for DNA, RNA, protein and small molecule analysis. Customers across the disciplines of academic and clinical research, pharmaceutical research and manufacturing, forensic DNA analysis, and agricultural biotechnology use the company’s tools and services to accelerate scientific discovery, improve processes related to drug discovery and development, detect potentially pathogenic microorganisms, and identify individuals based on DNA sources. Applied Biosystems has a comprehensive service and field applications support team for a global installed base of high-performance genetic and protein analysis solutions. Applied Biosystems is headquartered in Norwalk, CT. Information about Applied Biosystems, including reports and other information filed by the company with the Securities and Exchange Commission, is available at www.appliedbiosystems.com. All information in this news release is as of the date of the release, and Applied Biosystems does not undertake any duty to update this information unless required by law.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed transaction, Invitrogen and Applied Biosystems have filed a joint proxy statement/prospectus as part of a registration statement on Form S-4 regarding the proposed transaction with the Securities and Exchange Commission, or SEC. The final joint proxy statement/prospectus has been mailed to shareholders of both companies. Investors and security holders are urged to read it in its entirety because it will contain important information about Invitrogen and Applied Biosystems and the proposed transaction. Investors and security holders may obtain a free copy of the definitive joint proxy statement/prospectus and other documents at the SEC’s website at www.sec.gov. The definitive joint proxy statement/prospectus and other relevant documents may also be obtained free of charge from Invitrogen by directing such requests to: Invitrogen Corporation, Attention: Investor Relations, 5791 Van Allen Way, Carlsbad, CA 92008, and from Applied Biosystems Inc. at: Applied Biosystems Inc., Attention: Investor Relations 850 Lincoln Center Drive, Foster City, CA 94404.

PARTICIPANTS IN THE SOLICITATION

Invitrogen and Applied Biosystems and their respective directors, executive officers and certain other members of their management and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information concerning all of the participants in the solicitation is included in the joint proxy statement/prospectus relating to the proposed merger. This document is available free of charge at the Securities and Exchange Commission’s Web site at www.sec.gov and from: Invitrogen Investor Relations, telephone: (760) 603-7200 or on Invitrogen’s website at http://www.invitrogen.com; or from Applied Biosystems Investor Relations, telephone: (650) 554-2449 or on the Applied Biosystems’ web site at www.appliedbiosystems.com.

Contact Information:

Invitrogen contacts: Investors: Amanda Clardy (760) 603-7200 ir@invitrogen.com	Applied Biosystems contacts: Investors: Peter Dworkin (650) 554-2479 peter.dworkin@appliedbiosystems.com

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